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DR STRAINS CBD



DR STRAINS CBD





DR STRAINS CBD



DR STRAINS CBD

Table Of Contents

DR STRAINS CBD

Introduction

Hi, and a warm hello from Dr. Strains and it's associates. We are **Dr. Strains Inc.** operating as **Dr. Strains CBD**. We are a health and wellness brand whose focus industry and market is CBD.

What is CBD?

CBD, short for cannabidiol, is a chemical compound from the Cannabis sativa plant; which is also known as marijuana or hemp, according to the US National Library of Medicine.

CBD is a naturally occurring substance that's used in products like oils and edibles to impart a feeling of relaxation and calmness. Unlike its counterpart, tetrahydrocannabinol (THC), which is the major active ingredient in marijuana, CBD is not psychoactive.



$2B To date the CBD market is a $2B industry in the U.S. alone

$20B Its projected growth from Forbes to be $20B by 2024.



$B

Years

The CBD industry is a relatively new industry and product and product lines are currently still under R&D. To date a few notable products found within this industry are:



Hemp Flower (the raw form of hemp / CBD



Topical lotions and salves



Multivitamin gummies



Bath bombs



Tinctures



Pet food



Sanitation products (i.e. CBD hand sanitizer, and toilet paper)

DR STRAINS CBD

What we will demonstrate in this business plan is a well thought out and well organized plan to expand our product lines and marketing channels in return will increase our growth as a company.

Achievements To Date

$400K To date we have earned over $400K in revenue from sales since opening

$175K And have a net profit of $175K. (Sep. 2019-Mar. 2020)

We have achieved this through heavy marketing and reinvestment into our brand and online presence. Also these figures are for our one product line. Yes, that's right over $400K in revenue and $175k in net profit from one singular product line and all within 7 months!

We have our license to cultivate hemp



NICOLE "NIKKI" FRIED
COMMISSIONER

Florida Department of Agriculture and Consumer Services
Division of Plant Industry

LICENSE TO CULTIVATE HEMP

Section 581.217, F.S. and Rule 5B-57.014, F.A.C.

1911 S.W. 34ᵗʰ St. / P.O. Box 147100
Gainesville, FL 32614-7100 / (352) 395-4700
www.FDACS.gov

ISSUED TO: DATE ISSUED: 04-28-2020

Kyle Scott
FINN FARMS AG CONSULTANCY INC
633 N SEMORAN BLVD.
AZALEA PARK, FL 32807
VFerguson@Ferguson-legal.com
+1 407 360 3500

LICENSE NUMBER: 12_40939524   THIS LICENSE EXPIRES: 04-28-2021

THIS IS TO CERTIFY that the responsible person shown hereon is licensed to cultivate hemp in the state of Florida and meets the minimum requirements of Section 581.217, Florida Statues and Rule 5B-57.014, Florida Administrative Code.

THIS LICENSE MUST BE DISPLAYED or in the immediate possession of any person engaged in the production, sale, or distribution of hemp plants or unprocessed hemp plant material.

The following conditions must be upheld under the terms of your license: 1) all cultivation plots must be approved under your license prior to hemp cultivation, 2) all hemp cultivation plots be sampled for THC content within 15 days of harvest, 3) hemp cultivation must follow the environmental containment and transportation plan submitted with your application, 4) you must reapply for a license to cultivate hemp in Florida after 12 months of receiving this certificate.

Regulatory information regarding cultivation, frequently asked questions, approved testing lab information and hemp cultivation resources can be found at our agency website: www.hemp.fdacs.gov.

If you have any questions or concerns about the status of your application, contact the Division of Plant

NICOLE "NIKKI" FRIED
Commissioner of Agriculture



That's not our only achievement; we've also marketed/market heavily online to achieve the following Google Rankings:

- **600+** Total Ranked Search Terms
- **17K** total websites with our website displaying
- **21K** monthly website Visitors
- **33K** monthly website sessions
- **3.9** minute average sessions per user
- **10K** customers to date
- **#200K** in equity
- **$20k+** per month is positive net cash flow
- USPS, DEA, Local and State law enforcement partnerships
- Zero liabilities
- Award winning products
- **85%** SEO score (which we are the highest (#1) in our industry)
- Cultivation License



Drstrainscbd.com - SEO Checker

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Overview of the SEO Check



Meta information	100%
Page quality	77%
Page structure	74%
Link structure	87%
Server	46%
External factors	100%

👍 Like

SEO Score



85%

SEO Score Widget

Domain Authority [i]	**Linking Domains** [i]	**Inbound Links** [i]	**Ranking Keywords** [i]
22	461	10.5k	613
	Discovered in the last 60 days 173		
	Lost in last 60 days 22		

DR STRAINS CBD



$311,061.63
gross sales in this period

$62,212.33
average gross monthly sales

$290,465.25
net sales in this period

$58,093.05
average net monthly sales

5168
orders placed

10334
items purchased

$312.87
refunded 6 orders (9 items)

$20,596.38
charged for shipping

Users	Sessions	Bounce Rate	Session Duration
21K	**33K**	**0.93%**	**3m 43s**
↑11.4%	↑9.3%	↑25.2%	↓5.4%

Feb 1, 2020 - Feb 29, 2020 ▾

AUDIENCE OVERVIEW ❯

DR STRAINS CBD

Domain Overview: drstrainscbd.com ↗

Database: 🇺🇸 United States ▾ | Device: 🖥 Desktop ▾ | Date: Apr 10, 2020 ▾ | Currency: USD

Authority Score	Organic Search Traffic	Paid Search Traffic	Backlinks	Display Advertising
43	**4.4K** +16%	**103** -131%	**17K**	**1**
SEMrush Rank 301.2K ↑	Keywords 419 ↑	Keywords 4 ↓	Referring Domains 817	Publishers 1
	Traffic Cost $5.1K ↑	Traffic Cost $194 ↓	Referring IPs 845	Advertisers 0

We at Dr. Strains CBD have also participated in a industry focused expo in 2019 where we won an award for 'Best Hemp Flower'. Yes, we are an award winning brand!



Funds Attempted To Raise & Use Of Funds

We attempt to raise $1M exactly. Our main focuses are to create new product lines to target new customers within the CBD industry. We believe that by creating new product lines combined with our current online dominating presence will convert more visitors that visit our website.

Another focus of ours is to purchase a warehouse space that allows us to manage these product lines; this space will work as a 5 in one.



1. We will use this facility to store and ship our products, as well as package and label our products.

2. It will also be used as a distribution hub where we will have local field sales agents source accounts locally within our local geographical location.

3. Another use of the proposed warehouse will be to act as office space for employee roles that require office space i.e. marketing manager, future accounts executive, online customer support etc.

4. The last focus of the warehouse is to allow wholesale to the general public of our geographical location. Offering new prospected customer the ability to purchase our products at a discounted rate for their own storefronts.

To achieve this we have set a budget of $400K to purchase outright a warehouse that can facilitate these operations. Our mentality behind the purchase instead of a lease option is to limit our operating expenses and lower our overhead whilst increasing our asset value and the equity of our company.

From the $1M we attempt to raise we have dedicated $100K towards equipment, systems and fixtures needed to make the aforementioned warehouse operational.

The equipment will include:


Sorting tables


Office desks and chairs


A secure lock up of products and costly equipment


CCTV and motion detection Security system


Loading and unloading equipment (i.e. dollies / hand carts)


Fire suppression system


Phone and server systems

The use of the funds ($1M) along with the breakdown are as followed:



1. $219K hiring budget for 18 new employees (6 month wage float)
2. 281k cash on hand for unforeseen expenses
3. $100k warehouse improvements
4. $400k purchase of a warehouse doubled as office space

DR STRAINS CBD

New Product Lines With Profit Margins

To date the entire **$400K in revenue and $175K in profit is a direct result from one product line** that being hemp flower.

To understand the following please note that hemp flower is primarily smoked and secondarily used in boiling to extract CBD and used as a tea.

Now you must understand that not everyone is a smoker and not everyone has the time to make tea or enjoys drinking tea. This makes the current segment of the market Dr. Strains is in extremely niche and competitive.

We plan to expand product lines into more broadly focused items the list and purchase costs are below.



Topicals and lotions (Purchase price: $6 Resale price: $12)



Pet food (Purchase price: $10 Resale price: $20)



Tinctures (Purchase price: $7.50 Resale price: $17.99)



Bath Bombs (Purchase price: $6.00 Resale price: $7.99)


CBD

Multi-vitamin gummies (Purchase price: $2.50 Resale price: $7.99)



Sanitation products (i.e. CBD hand sanitizer, and toilet paper) (Purchase price: $ varies Resale price: $ varies)

Our current COGS (cost of goods sold) is at 35% we aim to keep the same margins when we expand into new product lines.

Marketing Channels

Distribution

The distribution sector of **Dr. Strains** will require:

Total annual spend of: **$251.6K**

Monthly spend: **$21K**

Weekly spend: **$5.2K**

The Breakdown is as followed:

Staff:



1/3rd salary of he warehouse manager (1/3rd of $35k per annum = $11.6k per year)

Distribution Manager ($40k per annum)

Future Accounts executive ($50k per annum)

Sales

Field Sales Associates ($30k per year each x 5 = $150k per annum)

Roles:

Distribution Manager

- To monitor and track field sales associates KPI's and work with the Future Accounts Executive on large accounts.

- To create and distribute routes and implement sales training to field sales associates.

Field Sales Associates

- To seek and acquire new accounts and businesses and to service existing businesses.

Future Accounts executive

- To make introductions and sales to store owners with over 10 locations. To attend expos and sign up business owners and promote the affiliate program.

1/3rd salary of the warehouse manager

- To fulfill orders and accounts received by the field sales associates and the future accounts executive.

Field Sales:

We aim to hire 5 field sales employees; our targeted store rate is 5 stores per day per employee.

That gives us 25 stores that have been introduced to our brand daily.

At 250 working days per year x 25 stores daily we have a total of 6,250 stores that have been introduced to our brand and products.

6,250 potential new accounts at 20% (1 in 5) stores converting and purchasing our product gives us 1,250 new accounts.

12 purchases a year (once monthly) at $20 profit per purchase gives us $270k profit per year.

KPI's that we will track with each associate are:

1. Number of stores visited daily and weekly.

2. Time spent to introduce our brand to the prospected store.

3. Store conversions

4. Store follow up and conversion rates after follow up campaigns.

5. Average order value and profit margins

6. Average order frequency

7. Average store referrals

8. Average store product lines

9. Top selling products and lines

This will be tracked by our Distribution Manager and reported weekly to our CEO. Also any major accounts (10 locations owned by one store owner) will be forwarded to our Future Accounts Manager.

Our prospected stores include:

Vape / Smoke shops	Independent gas stations	Chiropractors
Doctors Offices	Veterinarian offices	Walk-in clinics
	Liquor stores	

DR STRAINS CBD

Our Hierarchy is as followed for Field sales Distribution:

Distribution manager's Job Duties

They are responsible for monitoring KPI's of the field sales associate.

They create and assign routes to the Field sales associate.

They report all major accounts to the Future Accounts Executive.

They personally deal with any discrepancies any storeowner has.

Field Sales associate Job Duties

Each have their own set route / geo location predefined by the distribution manager. They also have samples of products as well as on hand invoices if they are to secure a sale while being active in the field.

They are trained with a sales pitch distinct to the industry of store they enter. I.e. doctor's offices, gas stations, smoke shops etc. are all-different and require a different sales tactic and pitch.

The log and report all sales and stores in a data base and are allocated a set location for their fulfilled order to be collected and distributed to stores.

Future Accounts

The future accounts executive will procure potential commercial accounts both directly from the distribution manager as well as through attending industry events, seminars and tradeshows. Their focus will be nationwide whilst also assisting the distribution manager with local major accounts.

They will research and look for key opportunities to introduce the Dr. Strains CBD brand to potential businesses. They will liaise with marketing to ensure all materials needed for events are procured.

DR STRAINS CBD

Key sales focus:



1 Wholesale B2B

White label offerings B2B 2

3 Awareness of affiliate opportunities

REVENUE FORECAST FROM TRADE SHOWS AND EVENTS:

The aim is to attend **30** tradeshows per year. The average tradeshow in the CBD industry has roughly **2,000** attendees.

We aim to have **20** or (**1%**) of attendees sign up for wholesale accounts.

At **30** shows per year and **20** people per show that gives us **600** wholesale accounts per year.

We aim to have each wholesale account on average order **20** times per year at **$20** profit per order.

That gives us $240K per year in profit.

REVENUE FORECAST FROM MAJOR ACCOUNTS:

Our aim is to have **100** total opportunities per year to convert a major account (a single business owner with **10** or more store locations). We project through word of mouth along with the field sales team's efforts that **100** unique opportunities will arise.

The target goal is to convert **20%** (**1** in **5**) of all opportunities.

20% of **100** opportunities give us **20** total business owners.

As per definition a major account has **10** locations minimum.

20 business owners with **10** locations gives us **200** locations.

If each location orders once monthly that gives us **2,400** orders annually.

DR STRAINS CBD

> *If each order has a $20 profit our gross profit for the year is $48K.*

REVENUE FORECAST FROM DIRECT AFFILIATES:

The aim to have the same conversion (1%) of people per tradeshow signups as online direct affiliates. Our goal is that the gross LTV (life time value) is $500 or 10 sales at $50, each which is the current average value per order.

20 singed up affiliate partners per tradeshow at 30 tradeshows per year gives us 600 partners per year.

600 affiliates at a gross lifetime value of $500 each gives us a total gross of $300K.

Their payout / commission will be set at 40% at a total annual cost of $120K.

The COGS (30%) total per year for total sales from affiliate partners is $90K.

Our estimated annual net profit from our direct affiliate partnerships is $90K.

Total Profit Totals From Our Distribution Network:

- $270K from field sales
- $240K from major accounts
- $90K from direct affiliate partnerships

Totaling:	$600K per year
Employee expenses per year:	$251.6K

Gross profit per year: $348.4K

DR STRAINS CBD

Online Sales

Staff required for online sales:

- ½ Wed developer salary ($20k per year)
- ½ Customer support (26k per year)
- ½ I.T. salary ($20k per year)
- ½ Marketing executive salary ($20k per year)

Totaling:	$86K per year

Online sales are currently at $50K per month is gross sales. This is due to a traffic score of 3.8k on Semrush.com

That gives us $13 per point.

We aim to increase that score to 10k over the next 6 months, which would give us gross sales of $130K per month.



DR STRAINS CBD

How?

Our online sales thus far solely come from our online activities . i.e. our marketing and ad campaigns. We predict through all of our offline activities: tradeshows, field sales, wholesale distribution center, and affiliate signups we will increase our growth at a minimum of 20% per calendar year. By maintaining our current online business marketing model we are on track to double our online presence by the end of 2020.

We have been operating since Sep. 2019 and have a Semrush.com score of 3.8K to date March 30th 2020. That gives us a growth score of 633 per month.

Combined with our offline activities our undervalued 20% increase will give us a combined total of 10K semrush.com score.

Some of our current online marketing practices include:



01	CPM/CPC Marketing
02	Blog posts and sponsorships
03	Influencer marketing
04	SEO optimization
05	Giveaways and promotional offers
06	Strategic industry alliances and partnerships

Gross profit estimates: 1.03M per year



DR STRAINS CBD

Affiliates 3rd Party Sales

What is an affiliate program?

Affiliate marketing is a type of performance-based marketing in which a business rewards one or more affiliates for each visitor or customer brought by the affiliate's own marketing efforts.

Staff required for the affiliate program:

- 1/3rd warehouse manager's salary ($11.6k per year)
- ½ Wed developer salary ($20k per year)
- ½ Customer support (26k per year)
- ½ I.T. salary ($20k per year)
- ½ Marketing executive salary ($20k per year)

Totaling a salary cost of: $97.6K per year.

We cannot disclose the platform in which we intend to host our affiliate program due to the opportunity and lack of industry knowledge in affiliate marketing and do not wish to risk our competitors finding and seizing the opportunity.

We aim to market our affiliate program via a CPC campaign targeted at $1 per click.

Our aim is to have 1K clicks at a daily spend of $1K.

Our daily conversion goal of 2% or 20 registered affiliates.



DR STRAINS CBD

The cost to acquire an affiliate is $50 but our lifetime value per affiliate is 10 successful orders at are current average order value of $50.

Total sales value of: $500

Minus affiliates commission share 40% or ($200)

Minus COGS (cost of goods sold) over 10 orders ($100)

Gives us a $200 gross profit per affiliate and a 40%ROI.

With our program running 340 days a year taking into account 25 days for server / ad maintenance gives us 6,800 affiliates per year (340 days x 20 affiliates daily)

LTV (lifetime value) of each affiliate $200 x 6,800 affiliates gives us:

$1.36M in gross profit per year.


AFFILIATE PUTS YOUR AD ON THEIR WEBSITE.
HOW DOES
AFFILIATE MARKETING
WORK?
$$$
CUSTOMER CLICKS & CONVERTS.
CONVERSIONS ARE TRACKED
AFFILIATE GETS A COMMISSION, YOU GET A SALE!

DR STRAINS CBD

As mentioned earlier we are unable to disclose our actual marketing channel / platforms names but the marketing of our program will be conducted online.

We intend to make the process of being an affiliate easy and simple. We also plan on providing the affiliate with how to videos as well as helpful information and live support to assist them with any issues they may face or questions they may ask.

We will implement a CPC (cost per click) campaign to find and convert our prospected affiliates. Publishing platforms for where we intend to focus can't be disclosed due to the sensitivity of this campaign being duplicated.

Wholesale (location based only)

Our current retail storefront has achieved over $35k in overall (6 months) ($5.8k average per month) revenue since opening in September 2019. We have NOT marketed in our geographical location ever and are located in a low traffic area and are store is not easily accessible.

We plan to purchase a warehouse in a high traffic area that is easily accessible. Our proposed area has 8x the traffic we currently have. Using that number we will multiple current sales per month (5.8K) by 8 and have a sum of $46k per month.

Or $560k per year in revenue.

Our current COGS (cost of goods sold) at our location is 25% we will increase this number to 35% total COGS to account for additional staff required to service a increase in customer traffic.

We then have a gross profit margin of 65% or $364K per year.

Marketing of our wholesale distribution center will be done through the following channels:



Local Radio advertising



Local Sponsorships



Billboards



Referral rewards



Weekly giveaways and offers



Geographical SEO driven marketing

DR STRAINS CBD

Current staff and Prospected new roles

Current Team Members:



Esteban | Regional Distribution Manager B2B

With a background in senior business management Esteban has come on board with Dr. Strains CBD to help spread brand awareness and product sales through B2B channels. Esteban has attained 10 major contracts with local business owners that currently sell our products.

His knowledge in the CBD industry has help him not only identify to other business owners why our products are in hot demand but also has helped him network and source other opportunities for growth of the Dr. Strains CBD brand.

With over **2,000 products sold locally within our own demographic since coming onboard in February 2020!**

Ability to identify potential retailers and secure sales contracts

Incredible knowledge of the CBD industry

In-depth knowledge of purchasing agreements coupled with amazing negotiation tactics.

Esteban has dedicated his weekends to this role and has attained these incredible numbers over 24 working days!

We are proud to have him as a member of our team!



Samantha | Assistant Operations Director

Coming from a strong customers relation background within the hospitality industry, Samantha brings valuable insight into understanding customer's wants, needs, and discrepancies.

DR STRAINS CBD

Simply providing customers with a good or service is not where Dr. Strains CBD stops but we continue to raise the bar through Samantha's insight into providing exceptional customer service and after sale techniques that capture customer engagement as well as measuring potential for resale opportunities.

Samantha is responsible for a 35% customer monthly reorder rate, which means 35% of our customers order twice within a single month.

The implementation and delivery of bespoke email campaigns in which 70% of customers to date have interacted with emails from Dr. Strains CBD.

Her daily focuses are our retail storefront as well as our online store. Samantha shows incredible traits of leadership, problem solving, sourcing, and negotiation.



Kyle | Operations Director, Founder & CEO

A serial entrepreneur who successfully founded Europe's first independent music app. Experienced in business operations and marketing thanks to his role as JR marketer at Vice Magazine. With Vice Kyle was able to learn the ins and outs of the online marketing industry and successfully headed campaigns with Mercedes-Benz and Skull Candy.

Since 18 purchasing his first property in cash until now starting one of America's top 5 hemp flower brands one thing has remained the same, his passion, drive and insight into marketing businesses an looking for optimal ways to reach customers has remained the same. This can be seen in Dr. Strains CBD's 10,000-customer base thus far!



Amber | Customer Support Manager

Amber comes from a retail B2C background and brings her unparalleled experience in understanding different customers requirements and needs. Amber's role is crucial to ensure that our customers' aftersales experiences are unmatched in the industry. She achieves this through one on one interaction with our customers, bespoke thank you messages and a through understanding of our customers needs by actually taking the time to know them.

DR STRAINS CBD

Prospected New Roles:



I.T. Manager



Web Developer



Warehouse Manager



2x Customer Support associates



6x Order Fulfillers



B2B Retail Associate



Blogger/Social Media Manager



Marketing Manager



5x Field Sales Associates



Distribution Manager



Future Accounts Manager

DR STRAINS CBD

Summary:

We at Dr. Strains CBD strongly believe in a zero liability business model. We believe that exploration of cash positive revenue streams with realistic expectations and easily attainable goals are the way to remain cash positive. If you review our business plan you will see that all of our numbers are based on 20 customers in markets with hundreds of thousands.

We believe that we will reach and crush our 20 customer goals with ease but also we pride ourselves in under inflating our numbers due to this being a detrimental time in not only the US but also the world. To date April 11, 2020 we have not see any negative impacts on sales. Our sales are still steadily increasing without any spikes in declines. Our business model is stable and our mission statement remains the same. "Providing quality products at unbeatable prices and bring our customers a wealth of information within the CBD industry"

From what you have seen we have demonstrated our marketing abilities and sales abilities both offline and online. We have also displayed our vision and growth and our focus on reinvestment. Our reserve as stockholders and directors are unparalleled, we issue ourselves a $1 per year annual salary on the simple basis that our profit is in our equity. The more we make the more our equity is worth, simple.

Our overall goal is to see Dr. Strains CBD file an IPO within then next 18 months and then venture into the pharmaceutical industry exploring research and development of CBD. We believe this vision not only can be reached but also is the future of the CBD and cannabis industry and are ahead of the curve.







REVENUE FORECAST FROM TRADE SHOWS AND EVENTS [$240K per year]

REVENUE FORECAST FROM MAJOR ACCOUNTS [$48K per year]

WHOLESALE (LOCATION BASED ONLY) [$364K per year]

REVENUE FORECAST FROM DIRECT AFFILIATES [$348.4K per year]

AFFILIATES 3RD PARTY SALES [$1.36M per year]

ONLINE SALES [$1.03M per year]

These are forward-looking projections that cannot be guaranteed but are projected to the